Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months
2012
Earnings
Income/(Loss) before income taxes	$1,283
Add/(Deduct):
Equity in net income of affiliated companies	(27)
Dividends from affiliated companies	27
Fixed charges	2,325
Earnings/(Losses)	$3,608

Fixed charges
Interest expense	$2,318
Interest portion of rental expense (a)	7
Total fixed charges	$2,325

Ratio of earnings to fixed charges	1.55
__________
(a) One-third of all rental expense is deemed to be interest.